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June 5, 2009

Securities and Exchange Commission
100 F Street, N.W
Washington, DC 20549-1004

ATTN: Document Control - EDGAR

RE: Post-Effective Amendment No. 12 on Form N-4
       RiverSource Life Insurance Company ("Company") on behalf of RiverSource Variable Annuity Account ("Registrant") File Nos. 333-139759 and 811-7195
    RiverSource FlexChoice Select Variable Annuity

Dear Commissioners:

On behalf of Registrant, Company is filing Post-Effective Amendment No. 12("Amendment No. 12") on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 ("1933 Act"). The purpose of this filing is to supplement the prospectus for RiverSource FlexChoice Select Variable Annuity. The supplement discloses enhanced version of the guaranteed lifetime withdrawal benefit riders - SecureSource(R) 20 riders, which will be offered for contracts purchased on or after Aug.10, 2009. The new Single and Joint Guaranteed lifetime withdrawal benefit riders are similar to our current living benefit riders being sold, but some features have been modified, including guaranteed withdrawal amounts which can vary based on a comparison of the contract value to certain rider parameters. Also, additional purchase payments allowed under the rider are limited, the ability to raise the charge for the rider is expanded, and ownership change provisions and termination rules have been modified. In addition, this supplement discloses our intention to discontinue selling optional living benefits for Contract Option C, effective Aug.10, 2009 and other non-material changes.

The Prospectus relating to the above-listed variable annuity filed with Registrant's Post-Effective Amendment No.11 to Registration Statement No.333-139759 and combined Statement of Additional Information filed with Post-Effective Amendment No. 5 to Registration Statement No.333-139760 on or about April 24, 2009 are incorporated by reference to this Amendment No. 12.

Registrant intends this supplement filing to serve as a Template Filing for the following product filings which are all filed under Form N-4:


PRODUCT NAME                                      1933 ACT #  1940 ACT #  REGISTRANT NAME           LIFE INSURANCE COMPANY NAME
------------------------------------------------  ----------  ----------  ------------------------  ---------------------------
RiverSource Innovations Select Variable Annuity   333-139763  811-7195    RiverSource Variable      RiverSource Life
                                                                          Annuity Account           Insurance Company

RiverSource Signature One Select Variable         333-139762  811-7195    RiverSource Variable      RiverSource Life
Annuity                                                                   Annuity Account           Insurance Company

RiverSource Signature Select Variable Annuity     333-139760  811-7195    RiverSource Variable      RiverSource Life
                                                                          Annuity Account           Insurance Company

Wells Fargo Advantage Builder Select Variable     333-139762  811-7195    RiverSource Variable      RiverSource Life
Annuity                                                                   Annuity Account           Insurance Company

RiverSource FlexChoice Select Variable Annuity    333-144422  811-07511   RiverSource of New York   RiverSource Life
                                                                          Variable Annuity          Insurance Co. of
                                                                          Account 2                 New York

RiverSource Innovations Select Variable Annuity   333-139764  811-07511   RiverSource of New York   RiverSource Life
NY                                                                        Variable Annuity          Insurance Co. of
                                                                          Account 2                 New York

RiverSource Retirement Advisor 4 Advantage        333-79311   811-07355   RiverSource Variable      RiverSource Life
/RiverSource Retirement Advisor 4 Select/                                 Account 10                Insurance Company
RiverSource Retirement Advisor 4 Access
Variable Annuity

RiverSource Retirement Advisor 4 Advantage        333-91691   811-07623   RiverSource of New York   RiverSource Life
/RiverSource Retirement Advisor 4 Select/                                 Variable Annuity Account  Insurance Co. of
RiverSource Retirement Advisor 4 Access                                                             New York
Variable Annuity

Registrant will submit a request in accordance with Rule 485(b)(1)(vii) under 1933 Act, under separate cover.

If there is anything I can do to expedite review of the enclosed Amendment No. 12 or if you have any questions regarding this filing, please contact me at
(612) 678-4177 or Boba Selimovic at (612) 671-7449.

Sincerely,


/s/ Dixie Carroll
-------------------------------------
Dixie Carroll
Assistant General Counsel and
Assistant Secretary